ALTA GLOBAL GROUP LIMITED

ACN 163 057 565

NOTICE OF ANNUAL GENERAL MEETING

TIME: 10:30AM (AEDT)

DATE: 29 November 2024

PLACE: Level 1, Suite 1, 29-33 The Corso, Manly, NSW, 2095

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary at jonathan@trainalta.com.

CONTENTS

IMPORTANT INFORMATION

Time and place of Meeting

Notice is given that the Meeting will be held at 10:30AM (AEDT) on Friday, 29 November 2024 at:

Level 1, Suite 1, 29-33 The Corso, Manly, NSW, 2095

Your vote is important

The business of the Meeting affects your shareholding and your vote is important.

Voting eligibility

The Directors have determined pursuant to Regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)* that the persons eligible to vote at the Meeting are those who are registered Shareholders at 10:30AM (AEDT) on Wednesday, 27 November 2024.

All Resolutions at the Meeting will be decided based on proxy votes.

Voting in person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by proxy

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form. In accordance with section 249L of the Corporations Act, Shareholders are advised that:

- each Shareholder has a right to appoint a proxy;
- the proxy need not be a Shareholder of the Company; and
- a Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that changes to the Corporations Act made in 2011 mean that:

- if proxy holders vote, they must cast all directed proxies as directed; and
- any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Further details on these changes are set out below.

Proxy vote if appointment specifies way to vote

Section 250BB(1) of the Corporations Act provides that an appointment of a proxy may specify the way the proxy is to vote on a particular resolution and, **if it does**:

- the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way (i.e. as directed); and
- if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and
- if the proxy is the chair of the meeting at which the resolution is voted on, the proxy must vote on a poll, and must vote that way (ie as directed); and
- if the proxy is not the chair, the proxy need not vote on the poll, but if the proxy does so, the proxy must vote that way (ie as directed).

Transfer of non-chair proxy to chair in certain circumstances

Section 250BC of the Corporations Act provides that, if:

- an appointment of a proxy specifies the way the proxy is to vote on a particular resolution at a meeting of the Company's members; and
- the appointed proxy is not the chair of the meeting; and
- at the meeting, a poll is duly demanded on the resolution; and
- either of the following applies:
  - the proxy is not recorded as attending the meeting; or
  - the proxy does not vote on the resolution,

the chair of the meeting is taken, before voting on the resolution closes, to have been appointed as the proxy for the purposes of voting on the resolution at the meeting.

Lodgement of proxies

The proxy form (and other power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney of other authority) must be deposited at or posted to, the Share Registry at the below address not less than 48 hours before the time for holding the meeting, or adjourned meeting as the case may be, at which the individual named in the proxy proposes to vote.

Delivery Address	Postal Address
ALTA Global Group Limited Level 1, Suite 1, 29-33 The Corso, Manly, NSW 2095	ALTA Global Group Limited Level 1, Suite 1, 29-33 The Corso, Manly, NSW 2095

A proxy form is attached to this notice if applicable.

Corporate Representatives

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company share registry

BUSINESS OF THE MEETING

AGENDA

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Financial Report of the Company and the reports from the Directors and Auditor for the year ended 30 June 2024. There is no vote on this item.

1. RESOLUTION 1 – ELECTION OF DIRECTOR – MR HUGH WILLIAMS

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That pursuant to the Company's Constitution and for all other purposes, the members of the Company approve the re-election of Mr Hugh Williams as a Director of the Company, who pursuant to clause 14.4 of the Company's Constitution is retiring and being eligible to offer themselves for re-election."

2. RESOLUTION 2 – ELECTION OF DIRECTOR – MR VAUGHN TAYLOR

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That pursuant to the Company's Constitution and for all other purposes, the members of the Company approve the re-election of Mr Vaughn Taylor as a Director of the Company, who pursuant to clause 14.4 of the Company's Constitution is retiring and being eligible to offer themselves for re-election."

3. RESOLUTION 3 – CHANGE OF COMPANY NAME

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a **special resolution**:

"That, with effect from the date that ASIC alters the details of the Company's registration in accordance with section 157 of the Corporations Act, the name of the Company be changed to Mixed Martial Arts Group Limited."

Dated: 29 October 2024

By order of the Board

Mr Vaughn Taylor
Chairman

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions.

1. FINANCIAL STATEMENTS AND REPORTS

The Corporations Act requires the Company's Financial Report, the Directors' Report and the Auditors Report in respect of the year ended 30 June 2024 to be laid before the Annual General Meeting.

The Company will not provide a hard copy of the Company's Annual Financial Report to Shareholders unless specifically requested to do so. The Company's Annual Financial Report is available at the registered office of the Company. Please note the Company's auditor will attend the AGM and will answer any queries Shareholders may have.

There is no requirement for a formal resolution on this matter. Accordingly, there will be no formal resolution put to the meeting.

Shareholders will be given a reasonable opportunity at the meeting to ask questions about these reports or to ask questions about or make comments on the management of the Company.

2. RESOLUTIONS 1 AND 2 – RE-ELECTION OF DIRECTORS – MR HUGH WILLIAMS AND MR VAUGHN TAYLOR

Clause 14.4 of the Company's Constitution provides that no Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director's election, whichever is the longer, without submitting themselves for re-election.

Mr Williams has been a Non-Executive Director since 20 August 2021. Mr Williams, is retiring by rotation and being eligible, offers himself for re-election pursuant to Resolution 1.

Mr Taylor has been a Non-Executive Director since 20 August 2021. Mr Taylor, is retiring by rotation and being eligible, offers himself for re-election pursuant to Resolution 2.

<u>Hugh Williams</u>

Hugh Williams has served as our director since August 2021. For the past 13 years Mr. Williams has been Managing Director of Pitt Street Real Estate Partners, which is a diversified real estate financier, developer and investor. During this period, Mr. Williams has sat on more than 20 private company boards and chaired numerous committees in that time. We believe Mr. Williams is qualified to serve as a member of our board of directors because of his extensive experience in strategy, development, and operation of highly successful businesses.

<u>Vaughn Taylor</u>

Vaughn Taylor has served as our Non-Executive Chairman since August 2021. Previously, from July 2010 to April 2021, Mr. Taylor served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the global investment platform of the Western Australian based Bennett Family, whose wealth is tied to the Australian Iron Ore industry. Mr. Taylor was with AMB since the formation of the investment platform in 2010, and was responsible for executing on the investment strategy, expanding the investment platform and portfolio into offshore markets, overseeing the operations and portfolio on a day-to-day basis and sourcing new investment opportunities. Throughout his career, Mr. Taylor has been a board member of a number of leading organizations both in Australia and internationally across a range of sectors. In addition to his role as Non-Executive Chairman of Alta, Mr. Taylor is currently serving as a Non-Executive Director of IperionX Limited (NASDAQ:IPX, ASX:IPX) (leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing) from March 2021 to present, Non-Executive Chairman of Frontier Pets Pty Ltd (an Australian pet food manufacturer and direct to consumer sales business) from May 2021 to present, Non-Executive Chairman of Urban Rest Holdings Pty Ltd (trading as Urban Rest) (a global serviced apartment provider focusing on the corporate traveler), Non-Executive Director of Year 13 Pty Ltd (a youth engagement platform connecting youth with career advice and post-school opportunities) from May 2021 to September 2024 and Non-Executive Director of Xcend Pty Ltd (an Australian share registry and unitholder registry provider to listed and unlisted companies and funds) from September 2022 to present. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University and gained further accreditation at the Robert H. Smith School of Business at the University of Maryland (USA). Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA. We believe Mr. Taylor is qualified to serve as a member of our board of directors because of his extensive experience in investing growth capital into operating companies and working with founders to build highly successful businesses.

The Board (other than Mr Hugh Williams) recommends that Shareholders vote in favour of Resolution 1. The Chairman intends to exercise all undirected proxies in favour of resolution 1.

The Board (other than Mr Vaughn Taylor) recommends that Shareholders vote in favour of Resolution 2. The Chairman intends to exercise all undirected proxies in favour of resolution 2.

3. RESOLUTION 3 - CHANGE OF COMPANY NAME

The Directors have determined to change the name of the Company to "Mixed Martial Arts Group Limited". Resolution 3 seeks Shareholder approval for the change of name in accordance with section 157 of the Corporations Act.

Resolution 3 is a special resolution.

The change of name of the Company will take effect from when ASIC alters the details of the Company's registration.

4. ENQUIRIES

Shareholders are required to contact the Company Secretary at jonathan@trainalta.com if they have any queries in respect of the matters set out in this Notice.

GLOSSARY

$ means Australian dollars.

AEDT means Australian Eastern Daylight Savings Time as observed in Sydney, New South Wales.

AGM or **Annual General Meeting** or **Meeting** means the meeting convened by the Notice.

ASIC means the Australian Securities & Investments Commission.

Auditor means the auditor of the Company.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day.

Chair means the chair of the Meeting.

Company means ALTA Global Group Limited (ACN 163 057 565).

Constitution means the Company's constitution.

Corporations Act means the *Corporations Act 2001* (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice.

Notice or **Notice Annual General of Meeting** means this notice of meeting including the Explanatory Statement and the Proxy Form.

Proxy Form means the proxy form accompanying the Notice if applicable.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

ALTA GLOBAL GROUP LIMITED
ACN 163 057 565

PROXY FORM

I/We	INVESTING ENTITY
of	ADDRESS

being a Shareholder entitled to attend and vote at the Meeting, hereby appoint:

Name:	NAME OF PROXY

Please note: leave the above box blank if you have selected the Chair of the Meeting as your proxy

OR ☐ the Chair of the Meeting as my/our proxy.

or failing the person so named or, if no person is named, the Chair of the Meeting, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit, at the Meeting to be held at 10:30AM on Friday, 29 November 2024 and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Votingon business of the Meeting	**FOR**	**AGAINST**	**ABSTAIN**
Resolution 1 - Re-election of Mr Hugh Williams	☐	☐	☐
Resolution 2 - Re-election of Mr Vaughn Taylor	☐	☐	☐
Resolution 3 - Change of Company Name	☐	☐	☐

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is __________ %

Signature of Shareholder(s):

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
Sole Director/Company Secretary	Director	Director/Company Secretary

Contact Name: ___________________________________ **Contact Ph (daytime):** ________________________

Date: / / 2024

Instructions for Completing Proxy Form

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1. (**Appointing a proxy**): A Shareholder entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy to attend and vote on their behalf at the Meeting. If a Shareholder is entitled to cast 2 or more votes at the Meeting, the Shareholder may appoint a second proxy to attend and vote on their behalf at the Meeting. However, where both proxies attend the Meeting, voting may only be exercised on a poll. The appointment of a second proxy must be done on a separate copy of the Proxy Form. A Shareholder who appoints 2 proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a Shareholder appoints 2 proxies and the appointments do not specify the proportion or number of the Shareholder's votes each proxy is appointed to exercise, each proxy may exercise one-half of the votes. Any fractions of votes resulting from the application of these principles will be disregarded. A duly appointed proxy need not be a Shareholder.

2. (**Direction to vote**): A Shareholder may direct a proxy how to vote by marking one of the boxes opposite each item of business. The direction may specify the proportion or number of votes that the proxy may exercise by writing the percentage or number of Shares next to the box marked for the relevant item of business. Where a box is not marked the proxy may vote as they choose subject to the relevant laws. Where more than one box is marked on an item the vote will be invalid on that item.

3. (**Signing instructions**):

- (**Individual**): Where the holding is in one name, the Shareholder must sign.
- (**Joint holding**): Where the holding is in more than one name, all of the Shareholders should sign.
- (**Power of attorney**): If you have not already provided the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Form when you return it.
- (**Companies**): Where the company has a sole director who is also the sole company secretary, that person must sign. Where the company (pursuant to section 204A of the Corporations Act) does not have a company secretary, a sole director can also sign alone. Otherwise, a director jointly with either another director or a company secretary must sign. Please sign in the appropriate place to indicate the office held. In addition, if a representative of a company is appointed pursuant to section 250D of the Corporations Act to attend the Meeting, the documentation evidencing such appointment should be produced prior to admission to the Meeting. A form of a certificate evidencing the appointment may be obtained from the Company.

4. (**Attending the Meeting**): Completion of a Proxy Form will not prevent individual Shareholders from attending the Meeting in person if they wish. Where a Shareholder completes and lodges a valid Proxy Form and attends the Meeting in person, then the proxy's authority to speak and vote for that Shareholder is suspended while the Shareholder is present at the Meeting.

5. (**Return of Proxy Form**):

Submit proof of your proxy power ("Legal Proxy") from your broker or bank reflecting your Alta Global Group Limited holdings along with your name and email address to jonathan@trainalta.com.

Requests for registration as set forth in (1) above must be labelled as "Legal Proxy" and be received no later than 10:30AM (AEDT) 27 November 2024. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to jonathan@trainalta.com
By mail:	Alta Global Group Limited Level 1, Suite 1 29-33 The Corso Manly, NSW 2095